FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

EARNINGS

RELEASE

1Q23

May 03, 2023

PCAR

B3 LISTED NM

IBOVESPA B3 IBRX100 B3 ICON B3 ISE B3 IAGRO-FFS B3 SMLL B3

ICO2 B3 IGC-NM B3 IGPTW B3 IGCT B3 IGC B3 ITAG B3 IBRA B3

The comments below concern the result of ongoing operations. Comparisons are with the same period in 2022 unless stated otherwise. The results include the effects of IFRS 16/CPC 06 (R2) unless stated otherwise.

New GPA Brazil(1) top line with double-digit growth and strong same-store sale in the Pão de Açúcar and Proximity banners

•	Gross revenue from reached R$ 4.8 billion, an increase of 15.4%;
o	Gross revenue (excluding Gas Stations) totaled R$4.5 billion, an increase of 17.5%;
o	Same store sales increased by 6.3%, highlighting Pão de Açúcar banner, which grew 7.5%, an improvement of 80 bps compared to 4Q22;
•	Gross profit reached R$1.1 billion and gross margin 24.4%;
•	Adjusted EBITDA(2) totaled R$ 270 million and adjust. EBITDA margin 6.0%.

Consolidated GPA Results(3)

•	Consolidated net profit (loss) from operations reached R$ (248) million, of which R$ (269) million in Novo GPA Brazil (continued), R$ (46) million in the international perimeter (Cnova) and R$ 67 million from discontinued activities;
•	Net debt of R$ 3.0 billion, a reduction of R$1.7 billion. Cash position of R$ 3.5 billion, corresponding to 3.1x short-term debt.

Grupo Éxito and status of the segregation process

•	As of 1Q23, after approval of the Level II Brazilian Depositary Receipts (“BDRs”) program, Grupo Éxito starts to report its results separately to GPA in CVM website and through its investor relations website. The result for the 1Q23 was released on May 2, 2023 and can be accessed at the link Earnings Release 1Q23.
•	The segregation of the GPA and Grupo Éxito businesses achieved important milestones in the 1Q23:

o   Approval of GPA’s capital reduction in the Extraordinary Shareholders Meeting to Éxito’s shares distribuition;

o   Completion of the approval of Éxito's level II BDRs program by CVM and B3;

o   Conclusion of the opposition legal term period by creditors, without disputes and with 100% waiver from bank debt creditors.

•	The effective implementation of the segregation still depends on the registration of Éxito's Level II American Depositary Receipts (“ADRs”) program with the Securities and Exchange Commission (“SEC”) and the authorizations of the Colombian regulatory bodies for the effective transfer of Éxito's ADRs and BDRs to GPA shareholders, which is expected to be completed in the 2Q23.

(1) Result of the New GPA Brazil does not include impacts from the international perimeter (Cnova)

(2) Operating income before interest, taxes, depreciation and amortization adjusted by Other Operating Income and Expenses and, in the case of Novo GPA Brasil, excludes impacts from the international perimeter

(3) Consolidated GPA result includes impacts from the international perimeter (Cnova)

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New GPA Brazil and Consolidated GPA

Accelerating sales growth

The consolidated GPA result includes the discontinued activities of Hypermarkets and Grupo Éxito, as well as the international perimeter with the equity income from Cnova. The New GPA Brazil does not include the discontinued activities and the impacts of the international perimeter (Cnova). Grupo Éxito has been considered a discontinued operation since 4Q22 (IFRS 5/CPC 31).

R$ million, except when indicated	New GPA Brazil			GPA Consolidated
	1Q23	1Q22	Δ	1Q23	1Q22	Δ
Gross Revenue	4,836	4,189	15.4%	4,836	4,189	15.4%
Net Revenue	4,496	3,910	15.0%	4,496	3,910	15.0%
Gross Profit	1,096	1,052	4.2%	1,096	1,052	4.2%
Gross Margin	24.4%	26.9%	-253 bps	24.4%	26.9%	-253 bps
Selling, General, and Administrative Expenses	(863)	(784)	10.1%	(863)	(784)	10.1%
% of Net Revenue	19.2%	20.0%	-84 bps	19.2%	20.0%	-84 bps
Adjusted EBITDA (2)(3)	270	294	-8.3%	224	225	-0.1%
Adjusted EBITDA Margin (2)(3)	6.0%	7.5%	-152 bps	5.0%	5.7%	-75 bps
Other Operating Revenue (Expenses)	(51)	(21)	138.4%	(51)	(21)	138.4%
Net Income Controlling Shareholders - Continued Operations	(269)	(78)	245.0%	(315)	(148)	112.9%
Net Margin Controlling Shareholders - Continued Operations	-6.0%	-2.0%	-399 bps	-7.0%	-3.8%	-322 bps
Net Income Controlling Shareholders - Discontinued Operations (4)	n.d.	n.d.	n.d.	67	1,547	-95.7%
Net Income Controlling Shareholders Consolidated	n.d.	n.d.	n.d.	(248)	1,399	-117.7%

(1) Result of the New GPA Brazil does not include impacts from the international perimeter (Cnova)

(2) Operating income before interest, taxes, depreciation, and amortization adjusted by Other Operating Income and Expenses and, in the case of New GPA Brazil, excludes impacts from the international perimeter (Cnova)

(3) Includes results from the discontinued operations of hypermarkets and Grupo Éxito (Colombia, Uruguay and Argentina)

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Message from the CEO

We made a consistent progress in this first quarter of 2023, a performance that reveals the assertiveness of the turnaround project and important developments in the period for GPA.

We can already see an improvement in the result of the new stores, including those converted from the hypermarkets format, and a beginning of the return of customers and traffic, especially in the Pão de Açúcar and Proximity stores, which makes me even more motivated and confident in the work we are doing.

We recorded same-store growth of 6.3%, excluding gas stations, with the maintenance of double-digit growth in proximity stores and the Pão de Açúcar banner with a solid growth of 7.5% (vs. 6.7% in 4Q22). We posted an increase in perishables penetration and market share gains, especially in premium formats, which are important levers in the turnaround process of the New GPA Brazil.

Our strategy is based on six main pillars that guide all our business decisions: the Top Line, with the structured increase in our revenues, which leverages the improvement of OSA (On Shelf Availability) where we have already registered a record level, in addition to structuring a broad category management project; and Excellence in Service, measured by the NPS (Net Promoter Score), an measure in which we have already advanced 20 points since 2022.

Digital is another important pillar of our strategy, focused on advancing multichannel, with the evolution of same-day deliveries and the share of perishables in online sales. The pillar of Expansion and stores conversion, in which we registered a record number of openings with 78 new stores since 2022. In the pillar of Profitability, I highlight the work of managing breakages, reducing expenses, and increasing the gross margin, in addition to finalizing the project of headquarter re-sizing, meticulous zero-based budget work and commercial negotiations. We advanced in ESG & Culture pillar with the delivery of socio-environmental commitments - such as exceeding our goal of reducing CO2 emissions in the last year, and the increase in the percentage of women in leadership, which is already at 39% at GPA.

We started the 2Q23 well positioned and even more focused on our priorities: to grow above inflation, to advance in our service indicators and sustainable growth with profitability. Consistency has been the keyword in this work, so that we can continue to deliver an increasingly sustainable result.

Marcelo Pimentel
GPA CEO

Notice/Disclaimer: Statements contained in this release regarding the Company’s business outlook, projections of operating/financial profit and loss, the Company’s growth potential, and related to market and macroeconomic estimates constitute mere forecasts and were based on the beliefs, intentions, and expectations of the Management regarding the future of the Company. Those estimates are highly dependent on changes in the market, the general economic performance of Brazil, the industry, and international markets and, therefore, are subject to change.

4

Sales Performance

New GPA Brazil and Consolidated GPA

Strong growth in sales, with emphasis on same-store sales of the Pão de Açúcar banner

GROSS REVENUE	1Q23/1Q22
(R$ million)	Total Sales	% Total Stores	Same-Store Sales(2)
Pão de Açúcar	2,206	17.9%	7.5%
Mercado Extra / Compre Bem	1,537	15.0%	2.2%
Proximity	693	22.9%	12.4%
Other businesses(1)	61	8.9%	n.d.
New GPA Brazil, excluding Gas Stations	4,496	17.5%	6.3%
Gas Stations	340	-6.4%	-7.0%
New GPA Brazil	4,836	15.4%	5.2%

(1) Revenues mainly from commercial centers rentals agreements, Stix Fidelidade, Cheftime and James Delivery

(2) To reflect the calendar effect, 30bps were reduced in 1Q23

Total consolidated GPA Brasil sales reached R$ 4.8 billion in 1Q23 and, excluding gas stations, R$4.5 billion, resulting in growth of 15.4%, driven by the expansion of new stores, including the stores converted from hypermarkets, and the consistent resumption of customer flow at the Pão de Açúcar and Proximity stores. At the Pão de Açúcar banner, our same-store sales reached 7.5% (vs. 6.7% in 4Q22), mainly driven by the progress in the strategy to increase penetration of perishables, as well as by the strong growth in basic groceries. In the Proximity format, we continued with double-digit same-store growth of 12.4% (vs. 17.3% in 4Q22), a slowdown compared to the immediately previous period due to the resumption of the vacation period on the coast after two years of restrictive measures due to the pandemic, impacting the format that has greater exposure to metropolitan regions. In the mainstream banners, Mercado Extra and Compre Bem, same-store sales growth was 2.2%, with consistent growth in the Mercado Extra banner, offset by the negative impact of the commercial repositioning of the Compre Bem banner. In Gas Stations we see a recovery in the volume of fuels, with growth of 18% vs. 1Q22, due to the reopening of hypermarket stores closed after the transaction with Assaí. The banner still shows a 7.0% reduction in same-store sales as a result of the 21% fuel price decrease when comparing 1Q23 versus 1Q22.

During the 1Q23, we observe March with a strong growth pace, resuming growth after a weaker Carnival in the retail sector versus 1Q22. The same-store sales reached a solid growth and we observed acceleration of market share gain, especially in premium formats.

Compared to 1Q22, the Pão de Açúcar banner's total sales increased its share by 110 bps (46.0% of total sales), while the proximity format gained 80 bps in its representativeness (14.3% of total sales).

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In e-commerce, our GMV was R$402 million in 1Q23, growth of 7%, excluding sales from hypermarkets in 1Q22. This growth is explained by a series of improvements, among them, the increase in orders with same-day delivery, expansion of partnerships with external platforms, in addition to initiatives to gain operational efficiency and better customer experience.

The six strategic pillars of the New GPA Brazil

Based on the 6 strategic pillars implemented in 2022, below are the highlights of 1Q23. The Profitability and ESG pillars are described within their respective sections.

Top-line: Strong advances on the perishables and products availability

Increased perishables penetration

In 1Q23 we saw the capture of gains from the Refresh Project started in 2022, which has improved the value proposition of perishables by reinterpreting the flow of goods and display of products in stores, bringing greater quality, variety, freshness, availability of products on display to the customer and improved profitability with reduced breakage. This project also includes: i) assortment review; ii) in-store employee training; and (iii) improvement in the level of customer service.

The highlight is the penetration of perishables in the Proximity format, the focus of GPA's organic expansion, which grew by 2.1p.p in the 1Q23 vs. 1Q22, showing a high potential for incremental sales in these formats. The Pão de Açúcar banner increased perishables penetration by 70 bps in this same period.

Highest historical levels of in-store product availability

Our stores reached the best historical level of product availability, with a reduction of 220 bps in stockouts, while the company's inventory level also improved by 2.7¹ days of turnover. Greater product availability is one of the factors that will continue to support same-store sales growth.

This improvement comes from:

•	Improved demand predictability tools
•	Closer work with suppliers for SLA improvements
•	Improved supply flow to expansion stores
•	Improvement of perishables processes
•	Improved inventory management in-store

(1) Internal calculation excluding hypermarket discontinuation impact

6

Assortment project with accelerated roll-out and expected delivery in 3Q23

In 1Q23, we moved forward with the roll-out of the assortment review project, reaching 60% of categories revised and 25% of stores with new cluster and departmentalization implemented. For the next quarter, 2Q23, we estimate to reach 90% of categories revised and 58% of clustered stores.

.

NPS: remarkable improvement in customer experience

Greater customer experience translates into greater client traffic.

In 1Q23 we saw a considerable growth in customer satisfaction in GPA’s NPS assessment (+19.6 points vs. 1Q22) due to the measures implemented in 2022 such as:

• Improved product availability

• multipurpose training for the cashier operation

• implementation of new self check-outs

The main highlight is the Mercado Extra banner, which grew 23.9 points comparison to the comparable period.

Within the Pão de Açúcar banner, we also saw growth in customer satisfaction in the increase of active customers and the recovery of premium customers, those who spend four times more than other customers and have greater frequency, which had been showing a reduction until 3Q22, when we start the reversal trend. Premium customers under the Pão de Açúcar brand have already grown 10% when compared to 3Q22.

Digital: efforts towards a better customer experience

App evolution and improvements to offer customers the best experience from ordering to delivery.

Since 2Q22, the app has evolved to offer a simplified layout, a new shopping cart experience, including details of discounts, greater emphasis on e-commerce and improvement of the Meu Desconto (discounted program). These developments contributed to an increase of 11 p.p in the share of app sales (1P), which already reached 71% of 1P sales.

Within e-commerce, the focus is on i) increasing the assortment, mainly in perishables; ii) greater availability of delivery times; and iii) on fast delivery. With the availability of new fast delivery methods and the integration of James as a logistical engine, GPA was able to substantially increase the share of deliveries made on the same day in 1P, which went from approximately 45% to 70% in the comparison 1Q22 vs. 1Q23, respectively. Among the delivery methods, Click and Collect maintains a high share, with 36% of orders, contributing to lower logistical costs and increased flow in physical stores.

Continuing to prioritize deliveries made from our own stores, we reached an 89% share of sales being delivered by the store's own operation or by partners. With the incorporation of James Delivery in 4Q22, we increased the fast delivery modalities, allowing for a 14% growth in our deliveries from the store, in addition to a considerable contribution to the decrease in Digital SG&A in 1Q23. Together with the integration of James and other operational optimizations, we saw an improvement in the e-commerce contribution margin of approximately 250 bps when compared to the immediately previous quarters.

Expansion: 78 stores already opened since the beginning of 2022

New stores have already brought billionaire incremental sales.

The focus of our expansion project is the Minuto Pão de Açúcar banner, which already has a mature format and greater capillarity potential, anticipating the densification of the city of São Paulo and the metropolitan region in more vertical regions. They are high quality spots, with rapid maturation and performance, in addition to being focused on the A/B public.

7

For the Pão de Açúcar banner, our expansion strategy captures cities with high unused premium potential, in addition to prioritizing regions with a strong brand presence, focusing on capturing potential in large centers in the interior of the state of São Paulo and in some poles from northeast.

In 1Q23, we opened six new stores, of which 2 Pão de Açúcar banners and 4 proximity formats.

The expansion project has already made an important contribution to the Company, within the 78 stores inaugurated bringing R$ 1.2 billion in incremental sales since the beginning of 2022, of which R$ 455 million in 1Q23.

In 1Q23, we also renovated 13 stores, 12 of which are part of the 15 stores that we consider to be the best Pão de Açúcar banner locations and that stand out as opinion makers for our customers (premium circuit).

Financial Performance

New GPA Brazil

R$ million, except when indicated	New GPA Brazil(1)
	1Q23	1Q22	Δ
Gross Revenue	4,836	4,189	15.4%
Net Revenue	4,496	3,910	15.0%
Gross Profit	1,096	1,052	4.2%
Gross Margin	24.4%	26.9%	-253 bps
Selling, General, and Administrative Expenses	(863)	(784)	10.1%
% of Net Revenue	19.2%	20.0%	-84 bps
Equity Income	8	8	2.6%
Adjusted EBITDA (2)	270	294	-8.3%
Adjusted EBITDA Margin (2)	6.0%	7.5%	-152 bps

(1) Result of the New GPA Brazil does not include impacts from the international perimeter (Cnova)

(2) Operating income before interest, taxes, depreciation and amortization adjusted by Other Operating Income and Expenses and excludes impacts from the international perimeter (Cnova)

The Gross Profit of the New GPA Brazil totaled R$1.1 billion, with a margin of 24.4%, showing an improvement of 180 bps and 70 bps compared to 4Q22 and 3Q22, respectively. This evolution is the result of advances in strategic pillars, with emphasis on the continued improvement in same-store growth in premium formats, improvement in commercial negotiations, increased penetration of perishables and reduction in breakage. Compared to 1Q22, the gross margin decreased by 253 bps, mainly explained by the following effects: (i) high inflation with impact on costs of goods, labor and logistics; and (ii) adjustments arising from the repositioning of banners and formats throughout the second half of 2022 (strategic pillars) and which begin to show effective results from 1Q23 onwards.

8

Selling, General and Administrative Expenses totaled R$849 million in the quarter, with a dilution of 84 bps in relation to net revenue when compared to 1Q22. This dilution is concentrated in the line of general and administrative expenses, which presented a reduction of 10% in the comparison with the previous year, with the restructuring carried out in the headquarters after the transaction of the hypermarkets and in efficiencies captured in operating expenses.

Equity Income totaled R$8 million in 1Q23, an increase of 2.6%, reflecting the growth in revenue from FIC's operations in the period.

As a result of the effects mentioned above, Adjusted EBITDA for New GPA Brazil was R $270 million and adjusted EBITDA margin was 6.0%, slightly increase in comparisson with 4Q22 and 3Q22, and a decrease of 152 bps vs. 1Q22.

As part of the margin recovery process, we achieved important advances over the quarter compared to the previous year, highlighting: (i) continued improvement in the growth pace of the Pão de Açúcar and Proximity banners; (ii) improvement of 40 bps in logistics efficiency; (iii) reduction of 50 bps in breakage; (iv) increased penetration of perishables, which have better margins and more purchases frequency; and (v) SG&A dilution of 84 bps in relation to net revenue.

For the coming quarters, we will continue to make progress: (i) negotiating with our suppliers on commercial and logistical aspects; (ii) projects that will impact the rebalancing of categories in view of GPA's new value proposition, with 90% of categories having been achieved by the end of 2Q23 (vs. 60% in 1Q23); and (iii) with the beginning of expenses reduction through the Zero Base Budget project.

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OTHER CONSOLIDATED OPERATING INCOME AND EXPENSES

In the quarter, Other Income and Expenses reached R$ 51 million, mainly impacted by: (i) R$19 million in contingencies, R$13 million of which related to labor; (ii) R$19 million related to the one-off effect of restructuring and unit closures; and (iii) R$5 million, non-cash, related to impairment.

CONSOLIDATED NET FINANCIAL RESULT

FINANCIAL RESULT	GPA Consolidated
(R$ million)	1Q23	1Q22	Δ
Financial Revenue	90	107	-15.9%
Financial Expenses	(311)	(255)	21.9%
Cost of Debt	(223)	(192)	16.1%
Cost of Receivables Discount	(19)	(12)	55.4%
Other financial expenses	(67)	(48)	38.6%
Net exchange variation	(2)	(3)	-23.7%
Net Financial Revenue (Expenses)	(221)	(148)	49.1%
% of Net Revenue	-4.9%	-3.8%	-110 bps
Interest on lease liabilities	(111)	(89)	24.1%
Net Financial Revenue (Expenses) - Post IFRS 16	(332)	(238)	39.7%
% of Net Revenue - Post IFRS 16	-7.4%	-6.1%	-130 bps

The net financial result totaled an expense of R$ (221) million in the quarter, representing -4.9% of net revenue (vs. 3.8% in 1Q22). Including interest on the lease liability, the amount reached R$ (332) million, equivalent to -7.4% of net revenue, compared to R$ (238) million and -6.1% of net revenue in the year previous. The 1Q22 was positively impacted by financial income from the monetary correction of receivables from the Hipermercado Extra sale in approximately R$71 million.

The main highlights of the financial result for the quarter were:

•	Financial income reached R$ 90 million vs. R$ 107 million in 1Q22, adjusting the financial income of 1Q22 by the R$71 million of monetary correction of receivables related to hypermarket sale, we would present a positive variation of R$48 million between periods. The positive variation is mainly explained by the higher remuneration of cash position related to the increase in interest rates in the period as well as the higher average cash position.

•	Financial expenses, including prepayment of receivables, totaled R$ (311) million vs. R$ (255) million in the previous period, and the increase in expenses is mainly related to the higher cost of debt, which despite the reduction in the average volume, was impacted by the increase in the CDI rate in the period and by the increase in the monetary correction of contingencies.

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NET DEBT

It should be noted that GPA's consolidated net debt considers, in both periods, operations in Brazil, therefore excluding Grupo Éxito's operations, which are considered discontinued operations.

INDEBTEDNESS	Consolidated
(R$ million)	03/31/2023	03/31/2022
Short-Term Debt	(1,124)	(1,284)
Loans and Financing	(1,044)	(199)
Debentures	(80)	(1,085)
Long-Term Debt	(5,436)	(5,627)
Loans and Financing	(2,244)	(3,073)
Debentures	(3,192)	(2,554)
Total Gross Debt	(6,560)	(6,910)
Cash and Financial investments	3,516	2,168
Net Debt	(3,043)	(4,742)
On balance Credit Card Receivables not discounted	30	78
Net Debt incl. Credit Card Receivables not discounted	(3,013)	(4,664)

Net debt, including the total balance of unpaid receivables, reached R$ (3.0) billion, with a reduction of R$ 1.6 billion compared to the previous year, in line with the commitment to reduce financial leverage. The cash position at the end of the quarter was R$ 3.5 billion, equivalent to 3.1x the company's short-term debt.

INVESTMENTS

(R$ million)	GPA Consolidated
	1Q23	1Q22	Δ
New Stores and Land Acquisition	97	16	508.9%
Store Renovations, Conversions and Maintenance	84	118	-29.0%
IT, Digital and Logistics	80	105	-23.6%
Total Investments GPA Consolidated	261	239	9.2%

Capex totaled R$ 261 million in 1Q23 (+9.2%), with a higher concentration of investments in the organic expansion plan, due to the stores opened at the end of 2022 (39 stores in 4Q22 of the 72 stores opened in 2022) and 6 stores were opened in 1Q23. In addition, we continued the reforms to adjust the portfolio of the Pão de Açúcar banner to the G7 concept, a more up-to-date concept that prioritizes the perishables categories and in-store services, as well as investments in IT, digital and logistics with focus on accelerate the growth pace of the e-commerce operation.

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ESG AT GPA

Agenda with and for society and the environment

Based on our sustainability strategy and GPA's pillars of action, the main highlights of 1Q23 are as follows:

GPA BRAZIL

1.	Promotion of diversity and inclusion: For the first time, GPA won the Best Companies to Work For seal in the Women category, from GPTW. The recognition is the result of a series of actions developed by the company with the objective of promoting Gender Equity, such as the disclosure of the Manifesto of the Senior Men's Leadership of GPA in favor of the theme. The document reinforces the search for constant evolution, the zeal for a work environment of equal opportunities and the collaboration for the transformation and reduction of socioeconomic gaps among all. At the end of 1Q23, we reached 39.3% of women in leadership positions (management and above), in line with our commitment to reach 40% by 2025.

2.	Combating climate change: in terms of reducing greenhouse gas emissions, we reduced our scope 1 and 2 atmospheric emissions in this 1Q23 by more than 20%, compared to emissions in the same period of the previous year. This reduction was achieved based on efforts to replace the most polluting gases and maintain equipment in our operations, in line with the efforts and investments that have been made in recent years and which led us to anticipate the reduction target set for 2030 (base year 2015). In this scenario, we announced a new target in 1Q23, expanding the commitment to 50% of emission reductions by 2025 (base year 2015).

3.	Transformation in the value chain: In line with our public commitment to reach 100% of sales of our Exclusive Brand eggs from cage-free chickens by 2025 and from all brands by 2028, we ended 1Q23 with 58,4% of sales of Exclusive Brand eggs come from cage-free hen production, and 42.7% of sales of eggs from all brands with the same production attributes.

4.	Social impact and promotion of opportunities: We closed 1Q23 with more than 380,000 meals supplemented from the donation of fruits and vegetables that are not aesthetically attractive for sale, but in conditions of consumption, to food banks and organizations social partners. In addition, we carried out an emergency action on behalf of people affected by the rains that occurred on the north coast of São Paulo, which collected 26 tons of food, and we committed to doubling the volume collected, totaling 52 tons - and our exclusive brand Qualitá complemented with the donation of more than 4,000 units of 1.5L bottles of water.

5.	Commitment to Ethics and Transparency: We will publish, at the beginning of 2Q23, our Annual Sustainability Report, with the main highlights of our initiatives and evolution of our commitments throughout the year.
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BREAKDOWN OF STORE CHANGES BY BANNERS

In 1Q23, we opened 3 Minuto Pão de Açúcar stores, 2 Pão de Açúcar stores and 1 new Mini Extra store, continuing our expansion plan. Within the mainstream model, 3 Compre Bem stores were converted to Mercado Extra in search of a better positioning in such regions.

	4Q22	1Q23
	No. of Stores	Openings	Openings by conversion	Closing	Closing to conversion	No. of Stores	Sales area ('000 sq. m.)
GPA Brazil	735	6	3	-11	-3	730	639
Pão de Açúcar	194	2	0	-1	0	195	273
Mercado Extra	154	0	3	0	0	157	192
Compre Bem	29	0	0	0	-3	26	34
Mini Extra	146	1	0	-4	0	143	35
Minuto Pão de Açúcar	135	3	0	-3	0	135	34
Gas Stations	74	0	0	-3	0	71	57
Stores under Conversion / Analysis	3	0	0	0	0	3	14

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CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ million)	ASSETS
	Consolidated

	03/31/2023	03/31/2022
Current Assets	27,985	14,035
Cash and Marketable Securities	3,516	3,610
Accounts Receivable	322	756
Credit Card	30	75
Sales Vouchers and Trade Account Receivable	268	666
Allowance for Doubtful Accounts	(3)	(35)
Resulting from Commercial Agreements	26	50
Inventories	2,079	4,882
Recoverable Taxes	1,058	2,084
Noncurrent Assets for Sale	20,531	286
Claims with Related Parties	0	1,794
Prepaid Expenses and Other Accounts Receivables	479	623
Noncurrent Assets	15,469	30,722
Long-Term Assets	5,727	5,559
Accounts Receivable	0	3
Credit Cards	0	3
Recoverable Taxes	2,766	2,039
Deferred Income Tax and Social Contribution	1106	465
Amounts Receivable from Related Parties	295	1631
Judicial Deposits	742	733
Prepaid Expenses and Others	818	688
Investments	835	1233
Investment Properties	0	2,944
Property and Equipment	6,905	15,542
Intangible Assets	2,003	5,444
TOTAL ASSETS	43,454	44,757

14

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ million)	LIABILITIES
	Consolidated

	03/31/2023	03/31/2022
Current Liabilities	16,715	12,670
Suppliers	2,452	6,487
Loans and Financing	1,044	716
Debentures	80	1,085
Lease Liability	497	876
Payroll and Related Charges	287	630
Taxes and Social Contribution Payable	264	815
Financing for Purchase of Fixed Assets	74	128
Debt with Related Parties	315	305
Advertisement	15	22
Provision for Restructuring	6	11
Unearned Revenue	221	249
Liabilities on Noncurrent Assets for Sale	11,112	0
Others	349	1,346
Long-Term Liabilities	13,072	15,287
Loans and Financing	2,244	3,979
Debentures	3,192	2,554
Lease Liability	3,555	5,194
Financing by purchasing assets	0	66
Related Parties	31	90
Deferred Income Tax and Social Contribution	4	862
Tax Installments	104	130
Provision for Contingencies	2,682	1,472
Unearned Revenue	91	62
Provision for loss on investment in Associates	889	642
Others	280	235
Shareholders' Equity	13,667	16,805
Attributed to controlling shareholders	11,442	14,283
Capital	8,466	5,859
Capital Reserves	15	297
Profit Reserves	4,800	8,463
Other Comprehensive Results	(1,839)	-336
Minority Interest	2,225	2,523
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	43,454	44,762

15

INCOME STATEMENT – 1ST QUARTER OF 2023

(R$ Million)	Consolidated		
	1Q23	1Q22	Δ
Gross Revenue	**4,836**	**4,189**	**15.4%**
Net Revenue	**4,496**	**3,910**	**15.0%**
Cost of Goods Sold	**(3,371)**	**(2,840)**	**18.7%**
Depreciation (Logistics)	(29)	(18)	60.9%
Gross Profit	**1,096**	**1,052**	**4.2%**
Selling Expenses	(733)	(631)	16.1%
General and Administrative Expenses	(131)	(152)	-14.4%
Selling, General and Adm. Expenses	**(863)**	**(784)**	**10.1%**
Equity Income	(37)	(62)	-39.4%
Other Operating Revenue (Expenses)	(51)	(21)	138.4%
Depreciation and Amortization	(250)	(224)	11.5%
Earnings before interest and Taxes - EBIT	**(105)**	**-39**	**171.6%**
Financial Revenue	92	108	-14.8%
Financial Expenses	(424)	(345)	22.7%
Net Financial Result	**(332)**	**(238)**	**39.7%**
Income (Loss) Before Income Tax	**(437)**	**(276)**	**58.3%**
Income Tax	122	129	-4.8%
Net Income (Loss) Company - continuing operations	(315)	(148)	113.2%
Net Result from discontinued operations	120	1,573	-92.4%
Net Income (Loss) - Consolidated Company	**(195)**	**1,425**	**-113.7%**
Net Income (Loss) - Controlling Shareholders - continuing operations	**(315)**	**(148)**	**112.9%**
Net Income (Loss) - Controlling Shareholders - discontinued operations	67	1,547	-95.7%
Net Income (Loss) - Consolidated Controlling Shareholders	**(248)**	**1,399**	**-117.7%**
Minority Interest - Non-controlling - continuing operations	0	0	-91.6%
Minority Interest - Non-controlling - discontinued operations	53	26	101.6%
Minority Interest - Non-controlling - Consolidated	**53**	**26**	**100.0%**
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	**173**	**203**	**-14.7%**
Adjusted EBITDA[1]	**224**	**225**	**-0.1%**

% of Net Revenue	Consolidated	
	1Q23	1Q22
Gross Profit	**24.4%**	**26.9%**
Selling Expenses	-16.3%	-16.1%
General and Administrative Expenses	-2.9%	-3.9%
Selling, General and Adm. Expenses	**-19.2%**	**-20.0%**
Equity Income	-0.8%	-1.6%
Other Operating Revenue (Expenses)	-1.1%	-0.5%
Depreciation and Amortization	-5.6%	-5.7%
Earnings before interest and Taxes - EBIT	**-2.3%**	**-1.0%**
Net Financial Result	**-7.4%**	**-6.1%**
Income (Loss) Before Income Tax	**-9.7%**	**-7.1%**
Income Tax	2.7%	3.3%
Net Income (Loss) Company - continuing operations	-7.0%	-3.8%
Net Income (Loss) - Consolidated Company	**-4.3%**	**36.5%**
Net Income (Loss) - Controlling Shareholders - continuing operations	-7.0%	-3.8%
Net Income (Loss) - Consolidated Controlling Shareholders	**-5.5%**	**35.8%**
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	**1.2%**	**0.7%**
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	**3.9%**	**5.2%**
Adjusted EBITDA[1]	**5.0%**	**5.7%**

(1) Adjusted EBITDA excludes Other Operating Income and Expenses

16

CASH FLOW – CONSOLIDATED

17

BREAKDOWN OF SALES BY BUSINESS – BRAZIL

(R$ million)	Breakdown of Net Sales by Banner and Format
	1Q23	1Q22	Δ
Pão de Açúcar	2,012	1,710	17.7%
Mercado Extra / Compre Bem	1,429	1,251	14.2%
Proximity(1)	657	537	22.3%
Gas Stations	339	362	-6.4%
Other Businesses(2)	59	50	18.0%
New GPA Brazil	4,496	3,910	15.0%

(1) Includes sales of Mini Extra, Minuto Pão de Açúcar, and Aliados

(2) Revenue mainly from the lease of commercial centers, Stix Fidelidade, Cheftime and James Delivery

18

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 3, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.